Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Kirby Corporation
We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of Kirby Corporation and its consolidated subsidiaries as of December 31, 2004 and December 31, 2003, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports are included in the Annual Report on Form 10-K of Kirby Corporation for the year ended December 31, 2004, which is incorporated by reference in this Registration Statement on Form S-8.
/s/ KPMG LLP
Houston, Texas
October 24, 2005